UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2023

Commission File Number: 001-41444

Intelligent Living Application Group Inc.

Unit 2, 5/F, Block A, Profit Industrial Building

1-15 Kwai Fung Crescent, Kwai Chung

New Territories, Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒	Form 40-F ☐

EXPLANATORY NOTE

Intelligent Living Application Group Inc (the “Company”) is furnishing this Form 6-K to provide a copy of its press release announcing its First Half 2023 Unaudited Financial Results. This Form 6-K is hereby incorporated by reference into the registration statements of the Company on Form F-3 (Registration Number 333-274495) to the extent not superseded by documents or reports filed or furnished by the Company under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Intelligent Living Application Group Inc.

Date: November 30, 2023	By:	/s/ Bong Lau
	Name:	Bong Lau
	Title:	Chief Executive Officer

Exhibit Index

Exhibit Number	Description

99.1	Intelligent Living Application Group, Inc. announces First Half 2023 Unaudited Financial Results